EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Albany Molecular Research, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 17th day of July, 2015.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: July 17, 2015

3-GUTINVER, S.L.

By:	/s/ Luis Gerardo Gutierrez Fuentes
Name: Luis Gerardo Gutierrez Fuentes
Title: Sole Administrator

/s/ Luis Gerardo Gutierrez Fuentes
Luis Gerardo Gutierrez Fuentes